Exhibit 21.1

Rithm Perpetual Life Residential Trust

List of Subsidiaries

Subsidiary	Jurisdiction of Formation
R-Home Aggregator LLC	Delaware
R-Home Pass-Through Parent TRS-W LLC	Delaware
R-Home REO TRS-W LLC	Delaware
R-Home Pass-Through Trust TRS-W	New York
R-Home Pass Through Parent W LLC	Delaware
R-Home Pass-Through Trust W	New York
R-Home Pass Through Parent RTL-C LLC	Delaware
R-Home REO RTL-C LLC	Delaware
R-Home Pass-Through Trust RTL-C	New York